Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Third Quarter of 2014

TAIPEI, Taiwan, R.O.C. October 29, 2014 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) ("Chunghwa" or "the Company") today reported its un-audited operating results for the third quarter of 2014. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards ("T-IFRSs") on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Third Quarter 2014 Financial Highlights

  Total revenue decreased by 1.0% to NT$56.14 billion

  Mobile communications revenue decreased by 3.8% to NT$26.47 billion

    Mobile value-added services (VAS) revenue increased by 22.1% to NT$8.95 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing by 29.0%

    Handset sales revenue decreased by 13.5% to NT$6.69 billion

  Internet revenue increased by 2.2% to NT$6.88 billion

  Domestic fixed communications revenue increased by 0.6% to NT$18.08 billion

  International fixed communications revenue decreased by 3.2% to NT$3.84 billion

  Total operating costs and expenses increased by 1.9% to NT$44.96 billion

  Net income attributable to owners of the parent decreased by 8.8% to NT$9.73 billion

  Basic earnings per share (EPS) was NT$1.25

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, "In the third quarter, we witnessed a ramp up of 4G services throughout the Taiwanese telecom market. In the most recent two months, we saw acceleration in the number of average daily 4G subscribers. We are working aggressively within our Company and with our partners to further drive 4G service adoption throughout Taiwan. We maintain our year-end target goal of acquiring 40% of the 4G market. In addition, we believe that we will be able to reach 90% of Taiwan's population by the end of 2014 and up to 99% by year-end 2015 through our 4G network deployment, further cementing our position as Taiwan's largest integrated telecommunications services company."

"Furthermore, as we continue to regularly and carefully review our capital expenditures budget and execution plan, we will continue to focus on ensuring optimal return through the cost effective spending as well as the precision construction," Dr. Tsai continued. "We believe that it is possible to realize more than a 10% reduction in budgeted capital expenditures this year due to having our fiber broadband investment focus primarily on FTTH construction instead of network coverage. By focusing on efficiencies through precision construction and resource allocation, we will be able to position Chunghwa Telecom for more sustainable long-term value."

Revenue

Chunghwa Telecom's total revenues for the third quarter of 2014 decreased by 1.0% to NT$56.14 billion, which was comprised of 47.2% mobile, 12.2% internet, 32.2% domestic fixed, 6.8% international fixed, and 1.6 % from other businesses.

Mobile communications revenue for the third quarter 2014 decreased by 3.8% to NT$26.47 billion. Although mobile VAS revenue continued to grow, it was offset by the decrease in mobile voice revenue mainly due to market competition and promotional packages and lower handset sales.

Internet business revenue for the third quarter of 2014 increased by 2.2% year-over-year to NT$6.88 billion. The increase was primarily attributable to higher HiNet and internet value-added service revenue.

Domestic fixed revenue for the third quarter of 2014 increased by 0.6% year-over-year to NT$18.08 billion, mainly due to the growth of ICT project revenue and MOD revenue. Local and DLD service revenue which decreased by 6.3% and 3.1% respectively because of mobile and VoIP substitution. Broadband access revenue remained flat year-over year at NT$4.76 billion.

International fixed revenue decreased by 3.2% to NT$3.84 billion, mainly due to lower international long distance revenue because of market competition.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2014 increased 1.9% to NT$44.96 billion. The increase was primarily due to the higher early retirement compensation and increasing depreciation and amortization expenses mainly from 4G construction and 3G maintenance.

Income Tax

Income tax expense for the third quarter of 2014 decreased by 13.5% to NT$1.88 billion.

Operating Income and Net Income

Income from operations for the third quarter of 2014 decreased by 11.3% to NT$11.16 billion. The operating margin was 19.9%, compared to 22.2% in the same period of 2013. Net income attributable to owners of the parent decreased by 8.8% to NT$9.73 billion. Basic earnings per share was NT$1.25.

Cash Flow and EBITDACash flow from operating activities for the third quarter of 2014 increased by 6.1% to NT$18.15 billion. Cash and cash equivalents as of the September 30th, 2014 decreased to NT$8.1 billion year-over-year mainly due to the NT$39.1 billion payment for acquiring the Mobile Broadband License in the fourth quarter of 2013.

EBITDA decreased by 4.2% to NT$19.76 billion. The EBITDA margin was 35.2% compared to 36.4% in the same period of 2013.

Capital Expenditure ("Capex")

Total Capex for the third quarter of 2014 increased by 2.2% to NT$7.9 billion, and was comprised of 47.8% domestic fixed communications, 33.8% mobile communications, 11.3% internet, 5.8% international fixed communications, and the remainder from others.

Business and Operational Highlights

Broadband/HiNet

  The Company is continuing to execute its strategy of encouraging FTTx migration. By September 30th, 2014, the number of FTTx subscribers reached 3.08 million, accounting for 67.8% of the Company's total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by almost 300%, reaching approximately 750,000.

  HiNet broadband subscribers increased 0.4% year-over-year, totaling 3.80 million as of September 30th, 2014.

Mobile

  As of September 30th, 2014, Chunghwa had 11.05 million mobile subscribers, representing a 4.8% year-over-year increase. The Company also had 4.89 million mobile internet subscribers, representing a 36.9% year-over-year increase.

Fixed-line

  As of September 30th, 2014, the Company maintained its leading position in the fixed-line market, with a total of 11.42 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company's website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Chunghwa's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa's filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company's consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure". EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company's business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including "EBITDA". The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom's management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company's operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

  these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company's T-IFRSs financial measures;
  these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company's T-IFRSs financial measures;
  these non-GAAP financial measures should not be considered to be superior to the Company's T-IFRSs financial measures; and
  these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company's results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan's largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact: Fu-fu Shen

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw